82-3358

CONTINENTAL PRECIOUS MINERALS INC.
Suite 500
360 Bay Street
Toronto, Ontario
M5H 2V6

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 27, 2006

TO THE SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC.:

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of Continental Precious Minerals Inc. (the "Corporation") will be held on April 27, 2006, at 11:00 a.m. (Toronto time) at 360 Bay Street, Suite 500, Toronto, Ontario, for the purpose of considering and acting upon the following matters:

1. to consider and, if thought fit, to pass a resolution approving the issuance by the Corporation of (i) 3,439,622 common shares pursuant to a private placement; and (ii) up to 6,000,000 additional common shares upon the exercise of warrants issued or to be issued as part of such private placement, all as more particularly described in the accompanying Management Information Circular; and

2. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record as of the close of business on March 27, 2006 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are urged to execute and return the accompanying proxy in the prepaid envelope provided for that purpose.

Dated the 27th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS,

"Edward Godin"

EDWARD GODIN
PRESIDENT
Toronto, Ontario

IMPORTANT: Shareholders who are unable to be present in person at the Meeting are requested to fill in, date, sign and return, in the envelope provided for that purpose, the form of proxy accompanying this Notice. In order to be voted, proxies must be received by the Corporation, c/o Equity Transfer Services Inc., the Corporation's transfer agent, at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, Attention: Proxy Department, by not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. A management information circular and form of proxy accompany this Notice.

dlw 4/12

MANAGEMENT INFORMATION CIRCULAR

OF

CONTINENTAL PRECIOUS MINERALS INC.

SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 27, 2006

March 27, 2006

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONTINENTAL PRECIOUS MINERALS INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON APRIL 27, 2006 AT 360 BAY STREET, SUITE 500, TORONTO, ONTARIO, AT 11:00 A.M. (TORONTO TIME), AND AT ANY ADJOURNMENT THEREOF (THE "MEETING") FOR THE PURPOSES SET OUT IN THE ENCLOSED NOTICE OF MEETING (THE "NOTICE"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by the directors, officers and employees of the Corporation who will not receive any additional compensation for such services. The cost of solicitation by management will be borne by the Corporation.

NON-REGISTERED HOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the common shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a) **Voting Instruction Form.** In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

(b) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Corporation c/o Equity Transfer Services Inc., Attention: Proxy Department, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 as described

above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation and will represent management of the Corporation at the Meeting. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO** either by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Corporation's transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the Meeting or any adjournment thereof. **Each shareholder is entitled to appoint a person to represent such shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy. A proxy should be executed by a shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.**

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law. Only a registered shareholder of the Corporation has the right to revoke a proxy. A Non-Registered Shareholder who wishes to change his, her or its vote must arrange for the Intermediary to revoke the proxy on his, her or its behalf in accordance with the instructions of such Intermediary set out in the voting instructions form.

EXERCISE OF DISCRETION AND VOTING OF PROXIES

The common shares represented by proxies in favour of management nominees will be voted or withheld from voting or voted against in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the common shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of Class A Preference Shares ("**Class A Shares**"). At the date of this Circular, the Corporation had issued and outstanding 12,801,891 common shares, each carrying one vote per share in respect of each matter to be voted upon at a meeting of shareholders, and no Class A Shares.

In accordance with the provisions of the *Business Corporations Act* (Ontario), the Corporation will prepare a list of all persons who are registered holders of common shares on March 27, 2006 (the "**Record Date**") and the number of common shares registered in the name of each person on such date. Each shareholder is entitled to one vote for each common share registered in such shareholder's name as it appears on the list except to the extent that such shareholder has transferred any of his, her or its shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he, she or it owns the shares and demands, not later than ten days before the date of the Meeting, that his, her or its name be included in the list. In such case the transferee is entitled to vote his, her or its shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Corporation except as follows:

Name of Shareholder	Securities so Owned, Controlled or Directed	% of the Class of outstanding Voting securities of the Corporation
Edward Godin	1,280,492 common shares(1)	12.6%
RAB Special Situations (Master) Fund Ltd.	2,560,378 common shares	19.9%

Note:

(1) 187,500 of the 1,280,492 common shares held by Mr. Godin are held in escrow pursuant to an escrow agreement. Mr. Godin is also the holder of stock options for the purchase of 329,825 common shares, all of which were granted under the New Plan. See "Equity Compensation Plan Information" for a description of the Old Plan and New Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Issuance of Common Shares

The Corporation has entered into a non-brokered private placement financing under a subscription agreement dated March 29, 2006 (the "**Subscription Agreement**") between the Corporation and RAB Special Situations (Master) Fund Ltd. ("**RAB**") providing for the issuance by the Corporation of 6,000,000 units (the "**Units**") at a price of $0.75 per Unit for gross proceeds of $4,500,000 (the "**Private Placement**"). Each Unit consists of one common share of the Corporation (a "**Common Share**") and one Common Share purchase warrant (a "**Warrant**"). Each Warrant entitles the holder thereof to purchase one Common Share at a price of $1.00 until March 29, 2009.

The net proceeds of the Private Placement will be used to advance the Corporation's project on its mineral properties in Sweden towards the completion of a final feasibility study.

Under the terms of the Subscription Agreement, 2,560,378 Units (the "**First Tranche**") were issued on March 29, 2006. This resulted in RAB becoming the holder of 19.9% of the outstanding Common Shares. The remaining 3,439,622 Units (the "**Second Tranche**") will only be issued to RAB if shareholders approve the issuance at the Meeting. The Second Tranche will result in RAB holding approximately 37% of the outstanding Common Shares.

In connection with the transaction, the Corporation has agreed to pay a finder's fee to VSA Resources Ltd. comprised of (i) cash equal to 8% of the aggregate gross proceeds received by the Corporation and (ii) warrants of the Corporation (the "**Finder Warrants**") equal in number to 4% of the number of Warrants issued in the Private Placement. Of this, $153,622.68 in cash has been paid and 102,415 Finders Warrants issued in connection with the First Tranche and the balance will be paid on completion of the Second Tranche. Each Finder Warrant entitles the holder thereof to purchase one Common Share at a price of $0.75 until March 29, 2008.

The issuance of Common Shares as part of the Second Tranche or on any exercise of Warrants that will result in RAB becoming the holder of more than 20% of the outstanding Common Shares will make RAB a "control person" as defined under the TSX Venture Exchange (the "**TSXV**") rules. As such, it is a requirement of the TSXV that shareholder approval be obtained for any such issuance.

Accordingly, shareholders will be asked at the Meeting to approve a resolution in the form set out in Schedule "A" to this Circular approving the issuance by the Corporation of (i) 3,439,662 Common Shares to RAB as part of the Second Tranche and (ii) up to 6,000,000 additional Common Shares on the exercise of Warrants regardless of whether RAB will thereby become a "control person". **In order to be effective, the resolution must be passed by the affirmative vote of a majority of the votes cast at the Meeting with respect to such resolution, other than votes attaching to Common Shares held by RAB and its associates and affiliates. In the absence of instructions to the contrary, the persons named in the accompanying form of proxy intend to vote any Common Shares represented by proxies held by them FOR this resolution.**

In the event shareholder approval is not given for the Second Tranche of the Offering, the Second Tranche will not be effected, and RAB will not be able to exercise the Warrants issued in the First Tranche if, as a result, it will hold more than 20% of the outstanding Common Shares.

The board of directors has determined that the Offering is in the best interests of the Corporation and its shareholders. The board of directors recommends that shareholders vote in favour of the resolution set out in Schedule "A" to this Circular.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than as set forth in the Notice. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is set out in Schedule "B" or is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and Management Discussion and Analysis for the year ended May 31, 2005. Copies of the Corporation's financial statements and Management Discussion and Analysis may be obtained through SEDAR at www.sedar.com or upon written request to the Corporation at: (i) Continental Precious Minerals Inc., 500-360 Bay Street, Toronto, Ontario M5H 2V6 or (ii) by faxing a written request to the Corporation at (416) 361-0923.

GENERAL

Except where otherwise indicated, information contained herein is given as of March 27, 2006.

The contents and sending of this Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation.

DATED at Toronto, Ontario, Canada, this 27th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Per: "Edward Godin"
Edward Godin
President

SCHEDULE "A"

RESOLUTIONS OF THE SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC.

AUTHORIZING ISSUANCE OF COMMON SHARES

BE IT HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The issuance by the Corporation of:

   (a) 3,439,622 units (the "**Units**") to RAB Special Situations (Master) Fund Ltd. ("**RAB**") at a price of $0.75 per Unit, each Unit to be comprised of one common share of the Corporation (a "**Common Share**") and one Common Share purchase warrant (a "**Warrant**"), with each Warrant entitling the holder thereof to purchase one Common Share at a price of $1.00 until March 29, 2009; and

   (b) Common Shares on the exercise of (i) 2,560,378 Warrants issued to RAB on March 29, 2006 or (ii) the Warrants included in the Units;

   is approved.

2. Any director or officer of the Corporation is authorized and directed to execute and deliver all such documents, instruments and assurances and to do all such further acts and things as such person may deem necessary or desirable to give full force and effect to the foregoing.

SCHEDULE "B"

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with Form 51-102F6 of National Instrument 51-102, sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the last three fiscal years in respect of the individual who was, at each year-end, the Chief Executive Officer of the Corporation (the "**Named Executive Officer**"). The Corporation had no Chief Financial Officer and no other executive officers whose total salary and bonuses during the fiscal years ended May 31, 2005, 2004 and 2003 exceeded $150,000:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Title	**Fiscal Year Ended**	**Annual Salary ($)**	**Bonus ($)**	**Other Compen -sation ($)**	**Securities Under Options Granted**	**Restricted Shares or Restricted Share Units ($)**	**LTIP(3) Payouts ($)**	**All Other Compen-sation ($)**
Edward Godin, President, Secretary and Director	May 31, 2005	67,000(5)	-	15,000(1)	134,634	-	-	8,000(2)
	May 31, 2004	104,000(4)	-	18,000(1)	-	-	-	6,000(2)
	May 31, 2003	120,000	-	18,000(1)	105,191	-	-	9,000(2)

Notes:

(1) Amount paid as travel/expense allowance.

(2) Amount paid as director's fee.

(3) These figures represent long term compensation plans of the Corporation ("**LTIP**"). LTIP means a plan providing compensation intended to motivate performance over a period greater than one financial year. The Corporation does not have an LTIP.

(4) This figure represents the net amount paid to Mr. Godin with respect to services provided to the Corporation during the period from October 2003 to May 2004 after giving effect to the reduction in salary and the repayment of an overpayment made to Mr. Godin in respect of such services at the rate of $2,000 per month during the relevant period. Please see "Management Contracts" contained in Schedule "D" for more information.

(5) This figure represents the net amount paid to Mr. Godin with respect to services provided to the Corporation during the period from June 2004 to May 2005 after giving effect to the reduction in salary and the repayment of an overpayment made to Mr. Godin in respect of such services at the rate of $2,000 per month during the relevant period. Please see "Management Contracts" contained in Schedule "D" for more information.

Option Grants During the Fiscal Year Ended May 31, 2005

The following table sets out the particulars of options granted to the Named Executive Officer during the Corporation's fiscal year ended May 31, 2005 under the New Plan:

Option Grants During Fiscal Year Ended May 31, 2005					
Name and Title	**Securities Under Options Granted (#)**	**% of Total Options Granted[(1)]**	**Exercise Price ($/Security)**	**Market Value of Securities Underlying Options on the Date of Grant ($/Security)**	**Expiration Date**
Edward Godin, President, Secretary and Director	134,634	26%	$0.19	$0.19	March 10, 2010

Notes:

(1) The total number of outstanding options at May 31, 2005 was 809,825 (of which, 80,000 options are outstanding under the Old Plan).

Options Exercised and Financial Year-end Option Values

The following table provides detailed information regarding options exercised by the Named Executive Officer and options held by the Named Executive Officer as at May 31, 2005:

Name and Title	**Securities Acquired on Exercise (#)**	**Aggregate Value Realized ($)**	**Unexercised Options at May 31, 2005**		**Value of Unexercised In-the-Money Options at May 31, 2005[(1)]**	
			Exercisable (#)	**Unexercisable (#)**	**Exercisable (#)**	**Unexercisable (#)**
Edward Godin, President, Secretary-and Director	Nil	N/A	239,825	N/A	$83,939	N/A

Note:

(1) Based on the market price for the common shares on the NEX Board of the TSX Venture Exchange on May 31, 2005 of $0.35.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation does not at present have any employment contracts with its Named Executive Officer.

Compensation of Directors

Each director of the Corporation is entitled to receive $2,000 per meeting of the directors, shareholders and audit committee attended by him or her. During the fiscal year ended May 31, 2005, the Corporation paid an aggregate of $22,000 to the directors in respect of such fees.

Directors are also entitled to participate in stock options. Of the 809,825 options outstanding under the Old Plan and New Plan as at May 31, 2005, 489,825 options have been granted to the directors of the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as at May 31, 2005 with respect to shares of the Corporation that may be issued under the Corporation's existing stock option plans.

Plan Category	**Number of securities to be issued upon exercise of outstanding options (a)**	**Weighted-average exercise price of outstanding options (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a)) (c)**
Equity compensation plans approved by securityholders	809,825	$0.17	340,175
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	809,825	$0.17	340,175

The Corporation has two stock option plans. The first was initially established in 1989 (the "**Old Plan**"). There are options outstanding under the Old Plan for the purchase of up to 80,000 common shares. No new options will be granted under the Old Plan and the Old Plan will be terminated once all of the options outstanding under the Old Plan expire or are exercised. In February 2002, the directors of the Corporation adopted a new stock option plan (the "**New Plan**") and obtained the approval of shareholders on November 24, 2003.

The New Plan authorizes the board of directors of the Corporation to grant non-transferable stock options to its service providers. Under the New Plan, the number of shares subject to stock options cannot exceed 1,150,000 and the total number of shares which may be reserved for issuance to any one individual under the New Plan cannot exceed 5% of the issued and outstanding shares, provided that (i) the maximum number of shares which may be reserved for issuance to insiders under the New Plan, Old Plan and any other stock option plans or options cannot exceed 10% of the issued and outstanding shares at the time of the grant, (ii) the maximum number of shares which may be issued to insiders under the New Plan, Old Plan and any other share compensation arrangements within any one year period cannot exceed 10% of the outstanding issue, and (iii) the maximum number of shares which may be issued to any one insider under the New Plan, Old Plan and any other compensation arrangement within a one year period cannot exceed 5% of the shares outstanding at the time of the grant. Notwithstanding the maximums provided under the New Plan, for so long as the Corporation trades on the TSX Venture Exchange, the Corporation shall be subject to any additional limitations imposed by the TSX Venture

Exchange policy. The exercise price shall be determined by the board of directors from time to time on the basis of the closing price of the shares on the stock exchange on which the shares are then listed for trading. The common shares of the Corporation are currently listed for trading on the TSX Venture Exchange. The TSX Venture Exchange policies regarding pricing prescribe that the minimum exercise price cannot exceed the Discounted Market Price (which is the market price less a discount of a maximum of 25%, subject to a minimum exercise price of $0.10 for incentive stock options).

MANAGEMENT CONTRACTS

Other than as described below, there are no management functions of the Corporation performed to any substantial degree other than by the directors or executive officers of the Corporation.

On December 1, 2004 the Corporation entered into a management consulting agreement with Edward Godin, the President of the Corporation, for the provision by Mr. Godin of management/consulting services to the Corporation for the sum of $2,500 per month for a period of two years. In connection with an overpayment of $105,000 made to Mr. Godin with respect to the provision of management/consulting services provided to the Corporation during the period from October 2003 to November 2004, the Corporation has agreed to a repayment schedule commencing on January 30, 2005, at the rate of $2,000 per month.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no individual who is, or at any time during the most recently completed financial year of the Corporation ended May 31, 2005, was, a director, executive officer or employee of the Corporation and no associates of any such director, executive officer, or employee, has been indebted to the Corporation or any of its subsidiaries, nor has any such individual's indebtedness to another entity at any time since the beginning of the most recently completed financial year been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation (or any of its subsidiaries) in connection with the purchase of securities of the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular below and other transactions carried out in the ordinary course of the Corporation's business, none of the directors, officers or executive officers of the Corporation, any person or company beneficially owning, directly or indirectly, voting securities or exercising control or direction over voting securities, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any director, executive officer, associate or affiliate of the foregoing had since June 1, 2004 (being the commencement of the Corporation's last completed financial year), any material interest, in any transaction or proposed transaction, which materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation's accounts payable include an advance from Edward Godin (made in fiscal 2003), a director and the President of the Corporation. The outstanding balance of the advance from Mr. Godin is $5,820. The advance is interest free and has no fixed repayment terms.

CONTINENTAL PRECIOUS MINERALS INC.

PROXY FOR SPECIAL MEETING OF SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC. TO BE HELD ON APRIL 27, 2006 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Continental Precious Minerals Inc. (the "**Corporation**") hereby appoints Edward Godin, or failing him, Gerard Osika, or instead of any of them: ________________________________ as proxy for the undersigned with power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of the shareholders of the Corporation to be held at 360 Bay Street, Suite 500, Toronto, Ontario on April 27, 2006, at 11:00 a.m. (Toronto time) and at any adjournment thereof and to vote, as directed below, all common shares in the capital of the Corporation which the undersigned would be entitled to vote if then personally present in the manner indicated below:

1. FOR ☐ or AGAINST ☐ on the approval of the issuance by the Corporation of (i) 3,439,622 common shares pursuant to a private placement; and (ii) up to 6,000,000 additional common shares upon the exercise of warrants issued or to be issued as part of such private placement, all as more particularly described in the Management Information Circular of the Corporation dated March 27, 2006.

2. In his or her discretion, with respect to any amendments or variations to the matters hereinbefore specified, or on such further or other business as may properly come before the meeting or any adjournment thereof.

DATED the ________day of ____________________, 2006.

____
Signature of Registered Shareholder or Authorized Signing Officer

____
Name of Registered Shareholder (Please Print)

NOTES:

1. Please insert the date that the proxy is signed in the space provided. If the date has not been inserted, this form of proxy is deemed to bear the date on which it is mailed by the Corporation. This proxy must be executed by the shareholder or his or her attorney duly authorized in writing. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized. This proxy ceases to be valid one year from its date.

2. **This proxy is solicited on behalf of management and the common shares represented by this proxy will be voted for or voted against, as stated above, in accordance with the instructions of the shareholder at the meeting and at any adjournment thereof. The shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to attend, vote and act for and on his, her or its behalf at the meeting or at any adjournment thereof other than the persons named above and may exercise such right by inserting the name of his, her or its nominee in the blank space provided above or by completing another proper form of proxy.**

3. The proxy named above will vote for or vote against the common shares in respect of which he, she or it is appointed on any ballot that may be called for in accordance with the directions of the shareholder appointing him, her or it. **In the absence of such direction, this proxy shall be deemed to grant authority to vote FOR the item listed above.**

4. The undersigned hereby ratifies and confirms all that the proxy may do by virtue hereof, granting to the proxy full power and authority to act for and in the name of the undersigned at the meeting or at any adjournment thereof, and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the common shares.

5. **This form of proxy will not be valid unless it is completed and delivered to the Secretary of the Corporation, c/o Equity Transfer Services Inc., the transfer agent of the Corporation, at 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, Attention: Proxy Department, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.**